

**UNITED STATES**
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2014

<u>Via E-mail</u>
Yuxia Song
Lissome Trade Corp.
Ningshanzhonglu Street No. 108, 1-25-4
Huanggu District Shenyang
Liaoning, China 110031

      **Re:    Lissome Trade Corp.**
             **Registration Statement on Form S-1**
             **Filed November 6, 2014**
             **File No. 333-199967**

Dear Ms. Song:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets consisting of cash only. If you conclude that your company is a shell company, please revise your prospectus to disclose, on the cover page and in the summary, that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences of that status, such as the restrictions on your ability to use registration

statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

3.  We note your statement on page 15 that you believe you are not subject to Rule 419 of Regulation C because you have a specific business plan and purpose, and have no plans to engage in a merger or acquisition with an unidentified company or companies. However, it still appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

    - your disclosure indicates that you are a development stage company issuing penny stock;

    - you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

    - you have not generated any revenue to date and have incurred only losses from inception;

    - you have minimal assets consisting only of cash and cash equivalents; and

    - your registration statement contains very general disclosure related to the nature of your business and your business plan.

    In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Prospectus Cover Page, page 3

4.  Please disclose on the prospectus cover page that your auditor has expressed substantial doubt about your ability to continue as a going concern.

5.  Please state that the funds raised in this offering will not be held in escrow and will be immediately available to you. In this regard, we note your statement on page 14 that subscriptions, once received, are irrevocable. Please see Item 501(b)(8)(ii) of Regulation S-K.

The Offering, page 5

6. Please disclose in this section the net proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. Please also disclose, here and in the Use of Proceeds section on page 12, that there is no guarantee that you will receive any proceeds from the offering.

Risk Factors, page 6

Risks Associated with Our Company, page 6

7. Please clarify whether Ms. Song or Mr. Kruikov owe fiduciary duties to any companies or entities other than the company, and, if so, please disclose how such duties may impact your business and operations. In this regard, we note your disclosure that Ms. Song has owned a grocery store since 2007, and that Mr. Kruikov has been providing consulting services in international trade since 2008.

Risks Associated with This Offering, page 9

8. Please include a risk factor stating that investors cannot withdraw funds once invested in this offering, and that there are no provisions for escrow arrangements, including a discussion of the associated risks and consequences. Please also disclose that neither Ms. Song nor Mr. Kruikov have any prior experience conducting a best efforts offering, if applicable, along with the associated risks.

Dilution of the Price You Pay for Your Shares, page 13

9. Please ensure that your dilution calculations under each offering scenario incorporate the estimated offering expenses.

Terms of the Offering, page 14

10. Please explain the reference to the "selling shareholder," or revise your disclosure to delete this reference.

Description of Our Business, page 15

11. We note references in this section and throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, we note your references to www.cookware.org and www.rnrmarketresearch.com, among others. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are

publicly available without cost or at a nominal expense to investors and whether you
commissioned any of the referenced sources.

Business Plan, page 16

Import and Export, page 16

12. You have identified products made from natural materials as potential opportunities for
developing country suppliers.  If your business plan includes selling products from
developing countries or a range of products beyond metalware for cooking and dining,
please disclose such plans and how you intend to incorporate these products into your
proposed 12-month plan of operations.  Additionally, please disclose the opportunities, if
any, that you see within the market for metalware products.

Consumer Segments, page 17

13. Please provide the basis for your statement that the middle class consists of 90% of
consumers, who are "ready to pay no more than $200 for a set of 8 items." as well as the
basis for your statement that consumers with income above the average and the elite
constitute 10% of consumers, who are "ready to pay more than $1000 for a set of 8
items."

Market Outlets, page 17

14. Please provide further details regarding how you plan to advertise, market and sell your
products to consumers.  Please also describe in further detail how you plan to generate
revenue, including the prices for which you will sell your products and how you will
determine such prices.  Please see Item 101(c) of Regulation S-K.

15. Please clarify your intended market, including whether you plan to sell to consumers or
to "distributors and directly to retailers."  In this regard, we note your disclosure on pages
17 and 18, in the sections titled "Consumer Segments" and "Source and Availability of
Products."

Competition, page 18

16. Please explain the meaning of the term "price strategy," as well as how "[p]rice strategy
is the way to sell any goods with the cost minimization."

Dependence on One or a Few Major Suppliers, page 18

17. Please describe how you plan to locate and add additional product suppliers.  Please
describe any contractual agreements that you have with the source of your products,

including but not limited to your agreement with Chaon Chances Stainless Steel Products Factory.

Government and Industry Regulation, page 18

18. Please provide further details regarding the "applicable laws and regulations" referenced in this section.

Market for Common Equity and Related Stockholder Matters, page 20

19. Please revise your disclosure to clarify that, although you intend for your stock to be listed on the Over-the-Counter Bulletin Board, you cannot guarantee that it will be so listed. In addition, please clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please also indicate that there is no guarantee that you will find a market maker to trade your securities. In this regard, we note your risk factor disclosure on pages 9 and 10.

Management's Discussion and Analysis or Plan of Operation, page 21

Plan of Operation, page 22

20. Your disclosure in this section seems to indicate that your ability to commence operations is a forgone conclusion. Please revise this disclosure to clarify that during the initial months of your planned operations you hope to complete the activities described on page 22, but that there is no guarantee that you will commence operations and generate revenue as described, or at all.

Liquidity Requirements, page 23

21. We have read your disclosure, "We plan to meet our cash needs during the 12 month start-up process from proceeds of the Offering and, if necessary, through a private placement of debt or equity securities by a FINRA-registered broker / dealer. As of this date, we have had no discussions concerning a private placement, nor do we have an agreement with any broker / dealer." Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K as well as footnote 43 to SEC Release 33-8350 for additional guidance.

Directors, Executive Officers, Promoters and Control Persons, page 23

22. Please revise to identify each of Ms. Song's and Mr. Kruikov's places of employment by name. Please also ensure that you have provided information regarding the specific

experience, qualifications, attributes or skills of your director that led to the conclusion that they should serve as such; refer to Item 401(e) of Regulation S-K.  In addition, please provide the disclosure required by Item 407(a) of Regulation S-K.

Indemnification, page 26

23. Please state the general effect of any statute, including the laws of the state of Nevada, under which your controlling person, director and officer is insured or indemnified in any manner against liability which they may incur in their capacity as such.  Please see Item 702 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

24. Please obtain and file a revised audit report that indicates that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB").  Refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707.

Item 16.  Exhibits, page 36

25. Please confirm that the loans from your Ms. Song were not made pursuant to any loan agreements or promissory notes or, if they were, file those agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at 202.551.3339 or Andrew Blume, Staff Accountant, at 202.551.3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Liz Walsh, Staff Attorney, at 202.551.3696, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara Ransom
Assistant Director

cc:     Frederick C. Bauman